Exhibit 99.1
No. 14/08

IAMGOLD OBTAINS US $140 MILLION CREDIT FACILITY

Toronto, Ontario, April 28, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) announced today that it has signed an agreement with a bank syndicate to establish a US$140 million five year revolving credit facility.

“Together with strong cash flow from our existing operations, a cash/bullion position in excess of US $200 million, this US $140 million credit facility will provide additional financial capacity to assist us in our long term objective of doubling our gold production and reducing our cash costs below industry average within the next five years,” stated Joseph Conway, President and CEO.

The senior secured credit facility is being provided by lenders arranged and led by Scotia Capital and Société Générale, and including National Bank of Canada, N.M. Rothschild & Sons Limited and The Toronto Dominion Bank.

Forward Looking Statement

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.